Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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January 17, 2023

VIA EDGAR

Mr. Joshua Shainess

Mr. Jeff Kauten

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hesai Group (CIK No. 0001861737) Registration Statement on Form F-1

Dear Mr. Shainess, Mr. Kauten, Mr. Krikorian and Ms. Veator:

On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Registration Statement contains the Company’s audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America for the year ended December 31, 2021 and unaudited financial statements for the nine months ended September 30, 2022. The Company has included as Exhibit 99.4 to the Registration Statement a letter in which the Company makes the representations to the Commission required by Instruction 2 to Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, a company may comply with only the 15-month requirement in Item 8.A.4 of Form 20-F if the company is able to make the representations specified by Instruction 2 to Item 8.A.4 of Form 20-F.

U.S. Securities and Exchange Commission

January 17, 2023

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and its amendment thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*          *         *

U.S. Securities and Exchange Commission

January 17, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

Enclosures

cc:	Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group
Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Allen Wang, Esq., Partner, Latham & Watkins LLP

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